1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC’s Acquisition of 75,316,334 Common Shares of Motech through Private
Placement Approved by Motech Special Shareholders’ Meeting
Taiwan Semiconductor Manufacturing Company Limited (TWSE: 2330, NYSE: TSM) (“TSMC”) today announced the acquisition of 75,316,334 common shares of Motech Industries Inc. (TWOTC: 6244) (“Motech”) through a private placement has been approved by Motech special shareholders’ meeting. The total amount of the transaction is NT$6,228,660,822 at NT$82.7 per share. TSMC will become the largest shareholder of Motech with 20% shareholding after this transaction.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 26, 2010	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer